Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

August 22, 2011

Re: Sierra Income Corporation
        File Nos.: 333-175624; 814-00924

Dear Mr. Boehm:

On July 18, 2011, you filed, on behalf of Sierra Income Corporation ("Company"), a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") to register common shares of the Company. The Company is a closed-end investment company intending to elect to be regulated as a business development company ("BDC") under the Investment Company Act of 1940. We have reviewed the filing and have the following comments.

Prospectus

1.   Cover Page—Please explain to us why SC Distributors, LLC is referred to as a "dealer manager," rather than as a principal underwriter or an underwriter.

2.   Cover Page—Please revise the bolded paragraph on the cover to be consistent with the revisions below:

        You should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. We do not intend to list our shares on any securities exchange during the offering period, and we do not expect a secondary market in the shares to develop. We will implement a share repurchase program, but only a limited number of shares are eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we complete a liquidity event. Although we may complete a liquidity event five to seven years after we stop offering shares, the offering will continue for an indefinite period. Moreover, there is no assurance that we will complete a liquidity event at all. As a result of the foregoing, an investment in our shares is not suitable if you need access to the money you invest.

3.   In your response, please provide a representation that a prominent statement about the lack of liquidity will be included in the purchase application.

4.   Cover—Please disclose the following information on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Please also include such information in the Summary section.

5.   Prospectus Summary—Wherever the prospectus states that the Company intends to seek to complete liquidity within five to seven years following the completion of its offering, please make clear that the offering may extend for an indefinite period and that, as a consequence, shareholders should not expect to have access to the money they invest within five to seven years of when they make their investment. Rather shareholders should anticipate such a liquidity event, if any, five to seven years after the Company decides to close the offering, which could be years in the future. Please also disclose in such places that there can be no assurance that the Company will complete a liquidity event.

6.   Summary—SIC Advisors—This section states that Medley serves as administrator; it also states that Strategic Capital, LLC ("Strategic"), an affiliate of the dealer manager, "is entitled to receive 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable" by the Company to SIC Advisors. Please disclose in detail the services to be performed by Strategic and include the contract between SIC Advisors and Strategy as an exhibit to the registration statement. Explain in your response why the Company is paying for two entities to provide "administrative" services. Since Strategic is an affiliate of the dealer manager, also include in your response a representation that this arrangement is not an attempt to circumvent the limitation on sales commissions imposed by FINRA. In addition, inform the staff whether FINRA has cleared this arrangement; and provide the name of the FINRA examiner who is responsible for reviewing this registration statement.

7.   Summary—Operating and Regulatory Structure—In your response, inform us when the Company intends to elect BDC status.

8.   Summary—Managerial Assistance—The disclosure in this section states that the Company may receive fees for the provision of managerial assistance and will reimburse Medley, as administrator, for its allocated costs in providing such assistance. In your response, please explain what administrative costs are associated with the provision of managerial assistance, how they are determined and how much of these fees are expected to be retained by the Company.

9.   Summary—Suitability Standards—The suitability standards seem low for an illiquid investment. In your response, please inform the staff if, in your knowledge, there are other non-listed investment companies or BDCs with similarly low suitability standards.

10.   Summary—Share Liquidity Strategy--Risk Factors—The disclosure in this section states that the Company intends to seek to complete a liquidity event within seven years following the completion of the offering period. The cover states the intent to complete a liquidity event at least five years following the completion of the offering. Please reconcile the disclosure.

11.   Summary--Distribution Policy—The prospectus states, "We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which will reduce the amount of capital that we may invest in assets)." Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

   •   Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

   •   Shareholders should not assume that the source of a distribution from the fund is net profit.

        In addition, please inform us whether the Company intends to report a distribution yield. If the Company intends to report a distribution yield at any point prior to finalizing its tax figures, the Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

12.   Summary--Distribution Policy—The prospectus states, "In addition, pursuant to a private placement of our common stock to certain persons affiliated with us and our Advisor, we expect to issue an aggregate of 100,000 shares of our common stock for aggregate gross proceeds of approximately $1,000,000 upon the satisfaction of the minimum offering requirement." Other than not paying a sales load, please explain to the staff whether such investors receive any benefit, directly or indirectly, over investors who purchased before them. Also, other than with respect

to sales charge, is there any benefit in buying in the private placement rather than in the initial public offering?

13. Advisor Fees—Why is the incentive fee on investment income described as "subordinated?"

14. Advisor Fees—With respect to the "subordinated listing fee" ("Listing Fee")… in your response please explain why the Listing Fee is appropriate under Section 205 of the Advisers Act of 1940. Give particular attention to the fact that the incentive fees on investment income and capital gains are fees taken against actual assets of the Company, while the Listing Fee would be taken against market premium, which may or may not be realized by any particular shareholder. Provide an analysis of how this fee would operate, as taken against market premium and against the valuation of listed companies spun off to shareholders. Provide the formula that would be utilized for the computation of such fee.

15. Summary--Risk Factors—The fifth bullet point describes the potential conflicts of the dealer manager as a result of the compensation agreement between one of its affiliates and SIC Advisors. Please describe these relationships more fully and describe what these conflicts might be.

16. Fee Table—

   a) Sales load—Please confirm that the amount shown does not include the amount to be paid to Strategic.
   b) In the "Incentive fees" line item, please add a parenthetical "(20% of investment income and capital gains)".
   c) Do "Other expenses" include payments to Strategic?
   d) Please put the "Example" after the footnotes to the fee table.
   e) Delete the parenthetical "(as a percentage of offering price)" after "Stockholder transaction expenses" and insert it after "Sales load."
   f) Revise "Other Organizational and Offering Expenses" in the "Stockholder transaction expenses" section of the fee table to include only the offering expenses of the Company. Any organizational expenses can be included in "Other expenses."
   g) Footnote 2 states that "while we target an offering expense ratio of 1.25%, it may be up to 5.25%. Please revise the current fee reflected in the fee table as 1.25% to the higher possible fee of 5.25%.
   h) In footnote 5, insert "base" before the first mention of the management fee.
   i) Revise footnote 6 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

j) Footnote 8 explains that acquired fund fees and expenses are shown as 0% because any estimate of these fees would be highly speculative. Form N-2 requires that the fees should be based on the assumptions about specific funds in which the registrant plans to invest, estimates of the amount of assets the registrant expects to invest in each of the acquired funds, and an assumption that the investment was held all year. Disclose in a footnote to the fee table that acquired fund fees are based on estimated amounts for the current year. If the Company has no intention of investing in acquired funds, the disclosure should be revised to state the intention of the Company.

k) Fees and Expenses—Example—The prospectus states, "You would pay the following incremental incentive fees on a $1,000 investment, assuming 5% annual return from realized capital gains:" Please revise the disclosure to state, "You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from realized capital gains:" and adjust the amounts accordingly. In addition, footnote 5 should refer to the base management fee not the management fee. Also, in the Example, why in the second line item are assets calculated using an "incremental" incentive fee?

l) Considering the expense ratio of the Company, please provide in your response an estimate of the return necessary upon a liquidity event for the shareholder to break even on his investment.

m) Please provide disclosure in the strategy section concerning the expectation for a 50% borrowing rate.

17. Questions and Answers—Will I otherwise be able to liquidate my investment?—Reconcile the disclosure with the five to seven year window for a liquidity event described on the cover page. Please state in the second sentence in the response that there is no assurance that a liquidity event will occur.

18. Senior Secured Debt—This paragraph states that the Company "may" provide senior debt financing to portfolio companies. Why are investments in senior secured debt made conjectural when the prior paragraph states that the Company will focus primarily in senior debt securities.

19. Investment Types—Disclose the nature of the investments in the 30% basket of non-eligible securities.

20. Risk Factors—This section states, "The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the

determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments." We note that the adviser could also benefit through the listing premium if the fair values were too low before the Company listed its securities and such underlying securities were "valued correctly" by the marketplace.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel